June 20, 2017

Via Edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Craig Slivka, Staff Attorney
Frank Pigott, Staff Attorney

Re:	SG Blocks, Inc.
Registration Statement on Form S-1
Filed February 6, 2017, as amended
File No. 333-215922

Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SG Blocks, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-215922), as amended (the “Registration Statement”), so that it may become effective on June 21, 2017 at 5:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

Please notify our attorney, David Watson, Esq., by phone at (216) 566-5598 of the date and time that the Registration Statement has been declared effective.

Respectfully,

/s/ Mahesh Shetty
Mahesh Shetty
Chief Financial Officer

cc:	David Watson, Esq., Thompson Hine LLP